Exhibit (c)(ii)
[HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC. LETTERHEAD]
March 17, 2006
Ad Hoc Committee of the Board of Directors
Erie Indemnity Co.
100 Erie Insurance Place
Erie, PA 16530
Members of the Ad Hoc Committee:
The Ad Hoc Committee (the “Committee”) of the Board of Directors of Erie Indemnity Co. (“EIC” or the “Company”) has requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) prepare a letter (this “Letter”) expressing our judgment as to the reasonableness of the assumptions and the arithmetic calculations utilizing such assumptions used by Cochran Coronia Waller (“CCW”) in its February 2006 presentation to the Board of Directors of the Company (“CCW Report”) for the purpose of determining the range of values (the “Value Range”) of the common stock of the Company’s affiliate, Erie Family Life Insurance Co. (“ERIF”), set forth therein in connection with a potential tender offer (the “Transaction”) by EIC or one of its affiliates or subsidiaries for the publicly held shares of ERIF not owned by EIC or its affiliate, Erie Insurance Exchange. A copy of the CCW Report is attached as Annex A hereto.
In connection with preparing this Letter, we have reviewed the CCW Report and certain publicly available market information with respect to ERIF, companies comparable to ERIF and transactions comparable to the proposed Transaction. In addition, we have conducted a limited review of certain financial projections relating to ERIF prepared by ERIF and provided to us for purposes of this Letter. We have assumed the reasonableness and accuracy of such projections.
This Letter does not constitute an opinion concerning the fairness from a financial point of view to the Company or any of its affiliates or any security holder of ERIF of any consideration that may be paid or received in the Transaction. Houlihan Lokey was not requested to provide such an opinion, did not perform an analysis sufficient to provide such an opinion, and accordingly does not hereby express any such opinion. In addition, we have not been requested to perform, and have not performed, an evaluation or appraisal of the assets or liabilities of ERIF. The conclusion of Houlihan Lokey set forth in this Letter addresses only our view of the reasonableness of the assumptions and the arithmetic calculations utilizing such assumptions used by CCW in the CCW Report for the purpose of determining the Value Range.
This Letter also does not address (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction, or (ii) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Houlihan Lokey was not engaged to (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, (c) advise the Committee, the Company or any other party with respect to alternatives to the Transaction, or (d) provide any advice

Ad Hoc Committee of the Board of Directors
Erie Indemnity Co.
March 17, 2006
to the Committee or the Company regarding the Transaction with respect to pricing or timing should a tender offer be made.
This Letter is intended solely for the use of the Committee, solely for the purpose stated, and may not be relied upon by any other person, or used for any other purpose. However, the text of this Letter and a description thereof may be included in certain filings required to be made by the Company, its affiliates or ERIF with the Securities and Exchange Commission (including, without limitation, filings made in connection with the Transaction), and in materials delivered to the Company’s or ERIF’s security and unit holders that are a part of such filings, provided that (i) if this Letter is included in such filings or materials, this Letter will be reproduced therein only in its entirety, and (ii) the content of any such inclusion or description (including, without limitation, any reference to Houlihan Lokey, the Company’s engagement of Houlihan Lokey, the services provided by Houlihan Lokey or this Letter) shall be subject to Houlihan Lokey’s prior review and written approval which approval may not be unreasonably withheld or delayed. The Committee may (a) deliver information copies of this Letter to its legal counsel, auditors and other professional advisors that are participating in the Transaction (provided that such advisors agree to keep such information confidential), and (b) produce an information copy of this Letter and any other materials in its possession in response to any subpoena, court order, or similar legal demand, provided that prompt notice thereof shall be given to Houlihan Lokey. No other submission, distribution or filing of this Letter, in whole or in part, may be made to or with any third party or governmental agency, and no reference to Houlihan Lokey, the engagement of Houlihan Lokey hereunder, the services provided by Houlihan Lokey or this Letter may be made in any public filings, materials distributed to the security holders of the Company or ERIF, financial statements, press releases or any other disclosure, in each instance, without Houlihan Lokey’s prior review and written approval.
Based upon and subject to the foregoing, we believe that, as of the date hereof, the assumptions used by CCW in the CCW Report, and the arithmetic calculations performed by CCW utilizing such assumptions, are reasonable for the purpose of determining the Value Range.
HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.
/S/ HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.